UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
CURRENT REPORT
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Rudolph Technologies, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	22-3531208
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Rudolph Road, P.O. Box 1000, Flanders, NJ 07836
(Address of principal executive offices) (Zip code)

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share (including attached Series A Junior Participating Preferred Stock Purchase Rights)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE
This registration statement on Form 8-A is being filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with the transfer of listing of the shares of common stock of Rudolph Technologies, Inc (the "Company"), par value $0.001 per share (the "Common Stock"), from the NASDAQ Capital Market ("NASDAQ") to the New York Stock Exchange (“NYSE”). The Company anticipates that the quotation of the Common Stock on NASDAQ will be terminated following the closing of trading on December 13, 2013, and that the listing of the Common Stock on the NYSE will begin at the opening of trading on December 16, 2013. The trading symbol for the Common Stock will remain "RTEC".

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of our Common Stock is a summary of the material rights associated therewith and is qualified by reference to the full text of our certificate of incorporation, our bylaws and the Delaware General Corporation Law (the "DGCL").

Common Stock

Our Board of Directors has the authority to issue up to 100,000,000 shares of common stock, par value $0.001 per share. Subject to the rights of holders of any outstanding preferred stock, the number of authorized shares of common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon, but in no instance may the number of authorized shares be reduced below the number of shares then outstanding.

Holders of our common stock are entitled to one vote per share in connection with the election of directors and on all other matters submitted to a stockholder vote. An election of directors by our stockholders and all other matters, assuming a quorum is present and unless otherwise provided by law, shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon. The holders of our common stock do not have cumulative voting rights.

Subject to the preferences of the holders of any preferred stock that may be outstanding from time to time, each share of common stock will have an equal and ratable right to receive dividends and other distributions in cash, property or shares of stock as may be declared by our Board of Directors out of assets or funds legally available for the payment of dividends and other distributions.

In the event of the liquidation, dissolution or winding-up of the Company, subject to the preferences of any preferred stock that may be outstanding from time to time, holders of our common stock are entitled to share equally and ratably in the assets of the Company legally available for distribution to our stockholders.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are, duly authorized, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to the rights of the holders of any series of our preferred stock that our Board of Directors may issue from time to time in the future, including as indicated above.

Preferred Stock

Under the terms of our certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders and subject to the limits imposed by the DGCL, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, none of which are outstanding. Prior to the issuance of shares of any series of undesignated preferred stock, our Board of Directors will adopt resolutions and file a Certificate of Designations with the Secretary of State of the State of Delaware. Subject to limitations prescribed by the DGCL, our certificate of incorporation and our bylaws, our Board of Directors, without further action by our stockholders, is authorized to fix the number of shares constituting each series of our preferred stock and the voting rights, if any, the designations, preferences and relative, participating, optional or other special rights, and, qualifications, or restrictions of such series, and may issue preferred stock that has voting, conversion or other rights or preferences superior to the common stock. Each series of our preferred stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company.

Anti-Takeover Effects of Delaware Law and the Company’s Certificate of Incorporation and Bylaw Provisions

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL (“Section 203”), an anti-takeover statute. Section 203 generally provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (1) the Board of Directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the merger transaction is approved by the Board of Directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock that is not owned by the interested stockholder. The Company anticipates that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Provisions of Stockholder Rights Plan. As discussed under “Series A Junior Participating Preferred Stock Purchase Rights” below, the Company has adopted a Stockholder Rights Plan that provides stockholders with rights to purchase shares of our Series A Junior Participating Preferred Stock under certain circumstances involving a potential change in control. The rights have certain anti-takeover effects, and may cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances.

Certain Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may inhibit changes in control of our company not approved by our Board of Directors. These provisions also limit the circumstances in which a premium can be paid for the common stock, and in which a proxy contest for control of our board may be initiated. These provisions provide for:

•	a prohibition on stockholder actions through written consent;

•	a requirement that special meetings of stockholders be called only by our Board of Directors, chairman of the Board of Directors, by our chief executive officer or by the president;

•	advance notice requirements for stockholder proposals and director nominations by stockholders;

•	limitations on the ability of stockholders to amend, alter or repeal our by-laws;

•	the authority of our board to issue, without stockholder approval, preferred stock with such terms as the board may determine;

•
classification of our Board of Directors into three separate classes with staggered terms and provide that directors can only be removed for cause or by a vote of shares representing 66 2/3% of the total number of votes of the outstanding shares of company stock entitled to vote; and

•	express authority of our Board of Directors to make, alter, amend or repeal our bylaws.

Series A Junior Participating Preferred Stock Purchase Rights

On June 27, 2005, the Company filed with the Delaware Secretary of State a Certificate of Designations (the “Certificate of Designations”) setting forth the terms of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”). The Certificate of Designations was filed in connection with the adoption on June 27, 2005 by our Board of Directors of a Stockholder Rights Plan (the “Rights Plan”).

In connection with the Rights Plan, our Board of Directors declared a dividend of one preferred share purchase right (the “Rights”) for each outstanding share of our common stock, par value $0.001 per share (the “Common Shares”), outstanding at the close of business on June 28, 2005 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until June 28, 2015 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth (1/1000th) of a Preferred Share, at a price of $120.00 per one one-thousandth (1/1000th) of a Preferred Share, subject to certain anti-dilution adjustments (the “Purchase Price”).

Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an “Acquiring Person”) or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

The Agreement provides that each of (i) August Technology Corporation (“August”), by virtue of those certain Parent Stockholder Voting Agreements (as defined in that certain Agreement and Plan of Merger, dated as of the date of the Rights Plan, between the Company, NS Merger Sub, Inc. and August), and (ii) Liberty Partners Holdings 11, L.L.C. and its affiliates and associates, is an “Exempt Person.”

Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per Common Share. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share’s dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that a Person becomes an Acquiring Person or if we were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, we were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for that number of Common Shares having an aggregate value equal to the excess of the value of the Common Shares issuable upon the exercise of a Right and the then current Purchase Price.

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights will expire on June 28, 2015 (unless earlier redeemed, exchanged or terminated). American Stock Transfer & Trust Company is the Rights Agent.

The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement dated as of June 27, 2005 between the Company and the Rights Agent (the “Rights Agreement”) may be amended by our Board of Directors for so long as the Rights are then redeemable, and after the

Rights are no longer redeemable, we may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

One Right was distributed to our stockholders for each Common Share owned of record by them on June 28, 2005. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. As of December 4, 2013, there were 32,953,176 shares of Common Stock issued and outstanding. The Company has reserve 50,000 Preferred Shares for issuance upon exercise of the Rights.

The Rights are designed to assure that all our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other potentially abusive tactics to gain control of the Company, while not foreclosing a fair acquisition bid for the Company.

Stock Transfer Agent

The transfer agent and registrar for the Common Stock is American Stock Transfer at 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219

Item 2. Exhibits.

Exhibit No.	Description
3.1
Restated Certificate of Incorporation of Registrant, as amended (Conformed Version) (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013, No. 000-27965).

3.2
 Certificate of Amendment of Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013, No. 000-27965).

3.3	Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 1, 2007, No. 000-27965).
3.4	Amendment to Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 2, 2009, No. 000-27965).
4.1	Rights Agreement (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 8-A, filed on June 28, 2005, No. 000-27965).

SIGNATURE
Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Rudolph Technologies, Inc.

Date: December 6, 2013	By: /s/ Steven R. Roth
Steven R. Roth Senior Vice President and Chief Financial Officer